UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-22 August 23, 2004

DESCRIPTION:

Queenstake Extends High-Grade Zone at Starvation Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 25,  2004

By         “Jack Engele"  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

News Release 2004-22

August 23, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE EXTENDS HIGH-GRADE ZONE AT STARVATION CANYON

Denver, Colorado – August 23, 2004 - Queenstake Resources Ltd. (TSX:QRL) announces drill results from its Starvation Canyon project.  Starvation Canyon is located in the southwest part of Queenstake’s 100 square mile Jerritt Canyon District on private land owned by the company about 12 miles southwest of the Jerritt Canyon mill and about 8 miles southwest of Queenstake’s SSX Mine.  The results presented here are meaningful because they confirm the existence and extend the size of a zone of high-grade gold mineralization recognized by drilling earlier this year.  Gold mineralization intersected by Queenstake’s recent drilling is comparable in grade and thickness to that currently being mined at the Company’s SSX, Murray, and Smith underground mines at Jerritt Canyon.

Earlier this year (NR 2004-06), Queenstake announced an intercept of 50 feet of 0.513 ounces of gold per ton (opt) including 15 feet of 1.062 opt in reverse circulation drillhole TJ-108 at Starvation Canyon.  In order to confirm the existence of the high-grade zone, better understand the geologic controls on mineralization, and begin to define its extent, five core holes have recently been drilled from the surface.  The locations of these holes are shown on the attached map.  TJ-114C is a 40 foot offset southeast of TJ-108; TJ-119C is about 750 feet northwest of TJ-108; TJ-126C is about 300 feet south of TJ-119C; and TJ-128AC is about 200 feet northwest of TJ-108.  The fifth core hole, TJ-122C, was drilled for stratigraphic information about 500 feet south of TJ-108; core from this hole has not yet been split or assayed.

Results have now been received for all four of the assayed drillholes.  Four of the holes intersected significant gold mineralization in rocks of the Hanson Creek Formation, a typical host of gold ore at Jerritt Canyon.  The mineralization appears to be associated with a northwest trending dike within a high-angle fault, a structural association common at Jerritt Canyon.  High-grade intercepts (greater than 0.250 opt) are tabulated below:

Hole #	Inclination	Total Depth (ft.)	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)
TJ-114C	-90˚	843	525	540	15	0.466
and			547.5	557.5	10	0.290
TJ-119C	-90˚	600	320	345	25	0.402
TJ-126C	-90˚	649	298	328	30	0.355
and			332	348	16	0.378
TJ-128AC	-70˚	700	488	498	10	0.346

At present, Queenstake has two reverse circulation rigs turning in the Starvation Canyon project area, with plans for a third reverse circulation drill and a core drill to arrive soon.  Results from the ongoing reverse circulation drilling program will be announced as phases of work are completed and results interpreted.

Dorian L. (Dusty) Nicol, Queenstake’s Director of Exploration, commented, “We are excited by the results of these diamond drill holes.  They not only confirm the presence of a high-grade mineralized zone first recognized by reverse circulation drilling, they add significantly to the apparent size of the high-grade zone.  They also help us better understand the geologic controls on high-grade mineralization in the area, which will help us better plan future drilling.

Starvation Canyon now appears to be part of a mineralized trend with a strike length of over 3 miles, geologically and geochemically similar to mineralized trends in the central and northern parts of the Jerritt Canyon District which have hosted multi-million ounce gold deposits.  In addition to infill and stepout drilling from the recognized high-grade zone at Starvation Canyon, ongoing work will also look for additional high-grade zones along this mineralized trend.  We believe that these results continue to validate our belief in the long-term exploration potential of the District.”

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory Quality Assurance / Quality Control procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 and amended by the Amended Technical Report filed on August 5, 2004.  This report is available on the Company’s website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by American Assay Laboratories in Sparks, Nevada or BSI Inspectorate in Sparks, Nevada.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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